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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  13  )*
                                           ----


           Reading Entertainment, Inc. (successor to Reading Company)
         -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   755358108
                   -----------------------------------------
                                 (CUSIP Number)


   S. Craig Tompkins, President, Craig Corporation and Craig Management, Inc. 550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 15, 1996
                          --------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 755358108                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     7
     NUMBER OF              3,174,036

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             1,912,980
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                3,174,036

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,912,980
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
         5,087,016

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         68.37%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 755358108                                     PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Craig Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
         PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        California
------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             1,912,980
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,912,980
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         1,912,980

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         25.71%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

     This joint filing made by Craig Corporation, a Delaware corporation ("Craig") and Craig Management, Inc., a California corporation ("CMI" and collectively with Craig, the "Filers"), relates to the Common Stock, $0.01 par value of Reading Entertainment, Inc., a Delaware corporation ("Reading" or the "Issuer"). Reading is the successor to Reading Company, a Pennsylvania corporation as a result of a reorganization effective October 15, 1996 (the "Reorganization Transaction"). The Reorganization Transaction is described in detail in Reading's Form S-4 Registration Statement (No. 333-13413) dated October 4, 1996 (the "Registration Statement") incorporated herein as Exhibit 1 and made a part hereof. CMI is a wholly owned subsidiary of Craig.

     With respect to Craig, this filing is Amendment No. 13, which amends and supplements the Schedule 13D, dated June 4, 1992 and Amendments thereto (collectively, the "Craig Schedule 13D") filed by Craig, relating to beneficial holdings of shares of Common Stock of Reading. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig Schedule 13D. The information provided below under Items 1 through 7 with respect to Craig is intended to amend the Schedule 13D information previously provided by Craig.

     With respect to CMI, this is its initial filing on Schedule 13D (the "Initial Filing").

ITEM 1.     SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Reading, whose principal executive offices are located at One Penn Square West, 30 South Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102-4813.

ITEM 2.     IDENTITY AND BACKGROUND

     The persons filing this Amendment No. 13 and this Initial Filing are respectively Craig Corporation, a Delaware corporation and Craig Management, Inc., each of whose principal business and office addresses are 550 S. Hope Street, Suite 1825, Los Angeles, California 90071.

     Craig has historically been involved in the retail grocery business through its interest in Stater Bros. Holdings, Inc. ("Stater") held by CMI, in the real estate business through its interest in Citadel Holding Corporation ("Citadel") and in the beyond-the-home entertainment and real estate business through its interest in Reading Company and Reading International Cinemas LLC (a Delaware limited liability company owned prior to October 15, 1996 in equal parts by Craig and Reading Company, and formed to pursue cinema exhibition opportunities in Australia). On March 9, 1996, Stater exercised its right to convert CMI's common stock interest in that company into preferred stock. CMI has historically been

                                                               Page 5 of 8 Pages

involved in the retail grocery business through its interest in Stater.

     Provided below is a list of officers and directors of Craig and CMI. Also provided are the business addresses and the principal business occupations of each of the parties listed below.

  The executive officers and directors of Craig are:

Directors                              Officers
---------                              --------
James J. Cotter                        James J. Cotter, Chairman
S. Craig Tompkins                      S. Craig Tompkins, President
William D. Gould                       Robin W. Skophammer, Chief
Gerard P. Laheney                         Financial Officer and
Ralph B. Perry III                        Secretary

  The executive officers and directors of CMI are:

Directors                              Officers
---------                              --------
James J. Cotter                        James J. Cotter, Chairman
S. Craig Tompkins                      S. Craig Tompkins, President
Robin W. Skophammer                    Robin W. Skophammer, Chief
                                          Financial Officer and
                                          Secretary

              Business Address and Principal Business Occupation
              --------------------------------------------------

James J. Cotter                        S. Craig Tompkins
Pacific Theatres                       Craig Corporation
120 N. Robertson Blvd.                 550 S. Hope Street
Los Angeles, CA 90048                  Suite 1825
Tel: (310) 855-8331                    Los Angeles, CA 90071
Fax: (310) 855-0114                    Tel: (213) 239-0555
Principal Business Occupation:         Fax: (213) 239-0548
Chairman of Craig, Reading and         Principal Business Occupation:
Citadel, Executive Vice                Director and President of Craig
President of Decurion (Pacific         and Reading, Vice Chairman and
Theatres)                              Principal Accounting Officer of Citadel


William D. Gould, Esq.                 Ralph B. Perry III
Troy & Gould                           Graven Perry Block Brody & Qualls
1801 Century Park East                 Pacific Mutual Building
16th Floor                             523 West Sixth Street
Los Angeles, CA 90067                  Suite 1130
Tel: (310) 553-4441                    Los Angeles, CA 90014
Fax: (310) 201-4746                    Tel: (213) 680-9770
Principal Business Occupation:         Fax: (213) 489-1332
Attorney                               Principal Business Occupation:
                                       Attorney

                                                               Page 6 of 8 Pages

Gerald P. Laheney                      Robin W. Skophammer
1101 Brickwell Avenue                  Craig Corporation
Suite 1401                             550 S. Hope Street
Miami, FL 33131                        Suite 1825
Tel: (305) 372-0299                    Los Angeles, CA 90071
Fax: (305) 372-0499                    Tel: (213) 239-0555
Principal Business Occupation:         Fax: (213) 239-0548
Investment Advisor                     Principal Business Occupation:
                                       Chief Financial Officer of Craig

     None of the Filers or any of the above-referenced persons has been involved in any proceeding of the type described in (d) or (e) of Item 2 to Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Craig has received 125,098 shares of Issuer's Series B Voting Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and 563,210 shares of Issuer's Common Stock in consideration of the contribution by Craig to Reading of (i) 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share, of Citadel; and (ii) its 50% membership interest in Reading International Cinemas LLC (the other 50% membership interest was owned prior to the transaction by an indirect wholly owned subsidiary of the Issuer).

     CMI has received 424,902 shares of Issuer's Series B Preferred Stock and 1,912,980 shares of Issuer's Common Stock in consideration of the contribution by CMI to Reading of its 693,650 shares of the Stater Series B Preferred Stock.

     The transactions described above were part of a transaction among Craig, CMI, Citadel, Citadel Acquisition Corporation, Inc., a wholly owned subsidiary of Citadel ("CAC"), Reading and Reading Company (the "Stock Transactions"). The Stock Transactions are described in detail in the Registration Statement incorporated herein by reference as Exhibit 1 and made a part hereof.

ITEM 4.     PURPOSE OF TRANSACTION

     With the closing of the Stock Transactions, Craig (on a consolidated basis) has completed its transition out of the retail grocery business -- through Stater and into the beyond the home entertainment business -- through Reading. In the Stock Transactions, Craig contributed its entire interest in Stater and substantially all of its interest in Citadel to Reading, where such assets can be used, more directly and efficiently, to support Reading's activities, both domestically and abroad, in the cinema exhibition business. As a consequence of the Stock Transactions, Reading has increased its shareholders' equity from approximately $70 million to approximately $156 million and has put itself in a better position to compete in the cinema exhibition business. At the present time, Craig's assets on a consolidated basis, other than cash, consist principally of its 77.4% voting interest in Reading.

     The purposes of the Reorganization Transaction and the Stock Transactions are set forth in more detail in the Registration Statement incorporated herein as Exhibit 1.

     Other than as described above or in the Registration Statement incorporated herein as Exhibit 1, neither Craig nor CMI has any plans or proposals with respect to Reading which would relate to or result in any of the matters described in Item 4(a) through 4(j) of Schedule 13D.

     Either Craig and/or CMI may, from time to time, determine to purchase additional Reading securities or to sell their interests in some or all of such securities depending upon a variety of factors, including, without limitation, the price at which such securities are available, the other demands upon the working capital of Craig

                                                               Page 7 of 8 Pages

and/or CMI, and the business prospects and opportunities available for Craig, CMI and/or Reading.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) Craig's response to Items 7 and 8 of the Cover Page of this Amendment No. 13 reflects (i) 3,174,036 shares of Reading Common Stock owned by Craig, entitled to one vote per share and (ii) 1,912,980 shares of Reading Common Stock owned by CMI, entitled to one vote per share. Craig has sole voting power with respect to the securities described in subparagraphs (i) and (ii) above either through its direct ownership or its control of CMI and shares voting power as described in subparagraph (ii). In addition, Craig owns 125,098 shares of Reading Series B Preferred Stock, entitled to 9.64 votes per share and CMI owns 424,902 shares of Reading Series B Preferred Stock, entitled to 9.64 votes per shares. This voting power is not reflected in Items 7 and 8 because the Reading Series B Preferred Stock is not convertible into Reading Common Stock until 18 months from October 15, 1996.

     Craig's response to Items 9, 10, 11 and 13 of the Cover Page of this Amendment No. 13 reflects (i) 3,174,036 shares of Reading Common Stock owned by Craig and (ii) 1,912,980 shares of Reading Common Stock owned by CMI. The shares of Reading Series B Preferred Stock owned by Craig are not convertible into Reading Common Stock until 18 months from October 15, 1996.

     CMI's response to Items 7, 8, 9, 10, 11 and 13 of the Cover Page to its Initial Filing, reflect its ownership of 1,912,980 shares of Reading Common Stock, entitled to one vote per share. Not reflected are the 424,902 shares of Reading Series B Preferred Stock owned by CMI, which are entitled to 9.64 votes per share. The shares of Reading Series B Preferred Stock owned by CMI are not convertible into Reading Common Stock until 18 months from October 15, 1996.

     (b) See Items 7, 8, 9 and 10 of the Cover Pages and Item 5(a) above concerning the calculation of the combined voting power represented by the Common Stock of the Issuer beneficially owned by Craig and CMI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1  -   Reading Entertainment, Inc. Form S-4 Registration Statement
                    dated October 4, 1996 (No. 333-13413) on file with the Securities and

                                                               Page 8 of 8 Pages

                 Exchange Commission is hereby incorporated herein by reference and made a part hereof.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       CRAIG CORPORATION,
                                       a Delaware corporation


Dated:  October 17, 1996               By: /s/ S. Craig Tompkins
                                          ----------------------------
                                          S. Craig Tompkins
                                          President


                                       CRAIG MANAGEMENT, INC.,
                                       a California corporation


Dated:  October 17, 1996               By: /s/ S. Craig Tompkins
                                          -----------------------------
                                          S. Craig Tompkins
                                          President